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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1/A
                                (Amendment No. 1)
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                 SCHEDULE 13D/A
                                (Amendment No. 3)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  TREADCO, INC.
                            (NAME OF SUBJECT COMPANY)

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                            ARKANSAS BEST CORPORATION
                         TREADCO ACQUISITION CORPORATION
                                    (BIDDER)

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                     COMMON STOCK, PAR VALUE $.01 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                               ------------------

                                   894545 10 2
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                RICHARD F. COOPER
                       VICE PRESIDENT AND GENERAL COUNSEL
                            ARKANSAS BEST CORPORATION
                             3801 OLD GREENWOOD ROAD
                           FORT SMITH, ARKANSAS 72903
                                 (501) 785-6000
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
             RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPIES TO:
                             ALAN J. BOGDANOW, ESQ.
                              HUGHES & LUCE, L.L.P.
                                1717 MAIN STREET
                                   SUITE 2800
                               DALLAS, TEXAS 75201
                                 (214) 939-5500

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

                                                              Page 2 of 8 Pages


                                 14D-1 AND 13D/A

---------------------
CUSIP NO. 894545-10-2
---------------------

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1       NAME OF REPORTING PERSONS:
        ARKANSAS BEST CORPORATION
        S.S. OR I.R.S. IDENTIFICATION NO.
        OF ABOVE PERSON:  71-0673405
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2       CHECK THE APPROPRIATE BOX IF                                    (a) [ ]
        A MEMBER OF A GROUP                                             (b) [X]
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3       SEC USE ONLY
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4       SOURCES OF FUNDS
        BK and WC
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5       CHECK IF DISCLOSURE OF                                              [ ]
        LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(e) or 2(f)
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6       CITIZENSHIP OR PLACE OF
        ORGANIZATION:  DELAWARE
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7       AGGREGATE AMOUNT BENEFICIALLY
        OWNED BY EACH REPORTING PERSON: 3,629,975(1) SHARES
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8       CHECK IF THE AGGREGATE AMOUNT                                       [ ]
        IN ROW (7) EXCLUDES CERTAIN SHARES
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9       PERCENT OF CLASS REPRESENTED BY
        AMOUNT IN ROW (7):  71.6%(1)
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10      TYPE OF REPORTING PERSON:
        CO
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(1)   Pursuant to a letter dated January 22, 1999 (the "Support Agreement"),
Shapiro Capital Management Company, Inc., granted Arkansas Best Corporation ("ABC") a proxy to vote under certain circumstances 1,132,775 shares (or approximately 21%) of the common stock, $.01 par value per share (the "Common Stock"), of Treadco, Inc. (the "Company"). The number of shares reported above to be beneficially owned by ABC and the percentage thereof in relation to the outstanding Common Stock of the Company includes shares of Common Stock subject to the Support Agreement. The Support Agreement is described more fully under "INTRODUCTION" and "SPECIAL FACTORS -- Background of the Offer and the Merger" of the Offer to Purchase dated March 15, 1999 referenced herein. Parent owns 2,497,200 shares of Common Stock representing approximately 49.2% of the Company.

                                                              Page 3 of 8 Pages


                                 14D-1 AND 13D/A
---------------------
CUSIP NO. 894545-10-2
---------------------

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1       NAME OF REPORTING PERSONS:
        TREADCO ACQUISITION CORPORATION
        S.S. OR I.R.S. IDENTIFICATION NO.
        OF ABOVE PERSON:
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2       CHECK THE APPROPRIATE BOX IF                                    (a) [ ]
        A MEMBER OF A GROUP                                             (b) [X]
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3       SEC USE ONLY
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4       SOURCES OF FUNDS
        AF
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5       CHECK IF DISCLOSURE OF                                              [ ]
        LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(e) or 2(f)
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6       CITIZENSHIP OR PLACE OF
        ORGANIZATION:  DELAWARE
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7       AGGREGATE AMOUNT BENEFICIALLY
        OWNED BY EACH REPORTING PERSON:  NOT APPLICABLE
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8       CHECK IF THE AGGREGATE AMOUNT                                       [ ]
        IN ROW (7) EXCLUDES CERTAIN SHARES
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9       PERCENT OF CLASS REPRESENTED BY
        AMOUNT IN ROW (7):  NOT APPLICABLE
--------------------------------------------------------------------------------
10      TYPE OF REPORTING PERSON:
        CO
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                                                              Page 4 of 8 Pages


         This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission on March 23, 1999 (the "Schedule 14D-1") relating to the tender offer by Arkansas Best Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of the common stock, par value $.01 per share (the "Common Stock") including the associated common stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") of Treadco, Inc., a Delaware corporation (the "Company"), at a purchase price of $9.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 23, 1999 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1) to the
Schedule 14D-1, which, together with any amendments or supplements thereto, constitute the "Offer." This Statement also amends and supplements the Schedule 13D of Parent, originally filed on September 18, 1998, as amended by Amendment No. 1 thereto filed on January 26, 1999 and Amendment No. 2 thereto filed March 23, 1999.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         (f)      Item 5(f) is hereby amended by the following:

                  The information incorporated by reference from the third paragraph under "SPECIAL FACTORS --Purpose and Structure of the Transaction" of the Offer to Purchase, filed as Exhibit
                  (d)(1), is amended by deleting such information and substituting therefore:

                           The present requirement to maintain the listing of the Shares on the Nasdaq National Market and registration of the Shares under the Exchange Act, coupled with the Company's status as a public company, impose on the Company direct and indirect compliance costs. Compliance with such ongoing requirements imposes an administrative burden on the Company, resulting in the diversion of management time and resources.

                           The Parent's management estimates that the following compliance, public company-related, and other costs would be eliminated after consummation of the
                           Transaction:

                           Directors insurance and fees                               $200,000
                           Annual public reporting expenses                           $167,500
                           Higher interest rate cost                                  $ 60,000
                                                                                      --------
                           Total pre-tax savings of the above items                   $427,500
                                                                                      --------
                           After-tax savings                                          $261,203
                           State tax savings                                          $ 35,741
                                                                                      --------
                           Total after-tax savings including state tax savings        $296,943
                                                                                      ========
                           After-tax savings from goodwill reductions                 $462,000
                                                                                      ========
                           Total savings                                              $758,943
                                                                                      ========

                                                              Page 5 of 8 Pages


ITEM 10.  ADDITIONAL INFORMATION.

         (f)      Item 10(f) is hereby amended by the following:

                  The disclaimer that reads: "NONE OF THE COMPANY OR PARENT OR THEIR RESPECTIVE ADVISORS ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OF THE PROJECTIONS," which is incorporated by reference from the fourth sentence of the second paragraph of "SPECIAL FACTORS -- Certain Projections" of the Offer to Purchase, filed as Exhibit (d)(1), is amended by deleting such information.

                  The information incorporated by reference from the first paragraph of "THE TENDER OFFER -- Certain Conditions of the Offer" of the Offer to Purchase, filed as Exhibit (d)(1), is amended by deleting such information and substituting therefore:

                                    Notwithstanding any other provisions of the
                           Offer, Parent shall not be required to accept for payment or pay for and may delay the acceptance for payment of, or the payment for, any Shares, and may terminate the Offer and not accept for payment or pay for any Shares, if (i) immediately prior to the expiration of the Offer (as it may be extended in accordance with the Offer), the Minimum Condition shall not have been satisfied, (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer; (iii) any required consent, permit or authorization from any regulatory or governmental authority has not been obtained prior to the Expiration Date; or (iv) at any time prior to the Expiration Date, Parent makes a determination (which shall be made in good faith) that any of the following conditions exist:

                  The disclosure that reads: "Because such analyses are inherently subject to uncertainty, none of the Company, Parent or Stephens or any other person assumes responsibility if future events do not conform to the judgments reflected in the opinion of Stephens," which is incorporated by reference from the last sentence of the second paragraph of "SPECIAL FACTORS -- Opinion of Financial Advisor" of the Offer to Purchase, filed as Exhibit (d)(1), is amended by deleting such information and substituting therefore:

                           "Such analyses are inherently subject to uncertainty and actual results could differ significantly from current expectations due to a number of factors, including general economic conditions; competitive initiatives and pricing pressures; labor relations; costs of raw material; availability and cost of capital; shifts in market demand; weather conditions; the performance and needs of industries served by the Company's businesses; actual future costs of operating expenses; self-insurance claims and employee wages and benefits; actual costs of continuing investments in technology; and the timing and amount of capital expenditures."

                  The following text is to be inserted after the sixth paragraph of "SPECIAL FACTORS -- Background of the Offer and the Merger" of the Offer to Purchase, filed as Exhibit (d)(1):

                                    In November 1998, Morgan Stanley began
                           reviewing with Parent its options with respect to the Company. Representatives of Morgan Stanley made a presentation regarding these alternatives to Parent's Board of Directors at its regular meeting on December 10, 1998. Morgan Stanley, among other things, presented an historical overview of the Company, discussed its financial condition and results of operations, reviewed the stock's liquidity, identified the Company's research coverage, and discussed the Company's possible strategic value to Parent. Morgan Stanley reviewed the following strategic alternatives with Parent's Board of
                           Directors: (i) Parent continuing to hold its 49% interest in the Company, (ii) sale of 100% of the Company, and (iii) a Parent repurchase of the remaining Company interest held by the public with a potential strategic sale in the future. Morgan Stanley also reviewed certain considerations such as tax considerations, the Bandag settlement, the revenue and earnings of the business, other potential strategic buyers, estimated strategic value, cost savings associated with having the Company as a wholly-owned subsidiary of Parent, and the long-term strategic fit with Parent. In addition, Morgan Stanley reviewed the process, timelines and potential after-tax proceeds associated with either a repurchase of shares or an immediate sale of the Company. Morgan Stanley also discussed other potential economic benefits to Parent associated with repurchasing the Company.

                                    Morgan Stanley was not requested to, and did
                           not, render a financial opinion regarding the fairness of the consideration in the Offer and the Merger. In addition, Morgan Stanley was not requested to, and did not, solicit third party indications of interest with respect to Parent's interest in the Company. See "THE TENDER OFFER -- Fees and Expenses" for a description of Parent's fee arrangements with Morgan Stanley in connection with the Offer and the Merger.

                  On April 14, 1999, the Company issued a press release regarding the 1999 first quarter operating results, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

                                                              Page 6 of 8 Pages


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(8)   Press Release of Parent dated January 22, 1999.
(a)(9)   Press Release of the Company dated January 22, 1999.
(a)(10)  Press Release of the Company dated April 14, 1999.
(b)(1) $250,000,000 Credit Agreement dated as of June 12, 1998 among Parent and Societe Generale, Southwest Agency, as Administrative Agent and Bank of America National Trust Savings Association and Wells Fargo Bank (Texas), N.A., as Co-Documentation Agents.
(c)(2) Support Agreement dated as of January 22, 1999 between Parent and Shapiro Capital Management Company, Inc.
(c)(3) Letter dated January 22, 1999 from Parent to the Board of Directors of the Company.
(d)(1)   Parent's letter of March 15, 1999 to the Special Committee.

                                                              Page 7 of 8 Pages


                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 20, 1999

                                             ARKANSAS BEST CORPORATION

                                             By:    /s/ DAVID E. LOEFFLER
                                                -------------------------------
                                             Name:  David E. Loeffler
                                                    ---------------------------
                                             Title: Vice President and Chief
                                                    Financial Officer
                                                    ---------------------------


                                             TREADCO ACQUISITION CORPORATION

                                             By:    /s/ DAVID E. LOEFFLER
                                                 ------------------------------
                                             Name:  David E. Loeffler
                                                    ---------------------------
                                             Title: Vice President
                                                    ---------------------------
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                                                              Page 8 of 8 Pages


EXHIBIT
NUMBER                                   ITEM
-------                                  ----
(a)(8)   Press Release of Parent dated January 22, 1999.
(a)(9)   Press Release of the Company dated January 22, 1999.
(a)(10)  Press Release of the Company dated April 14, 1999.
(b)(1)   $250,000,000 Credit Agreement dated as of June 12, 1998 among Parent and Societe Generale, Southwest Agency, as Administrative Agent and
         Bank of America National Trust Savings Association and Wells Fargo
         Bank (Texas), N.A., as Co-Documentation Agents.
(c)(2)   Support Agreement dated as of January 22, 1999 between Parent and
         Shapiro Capital Management Company, Inc.
(c)(3)   Letter dated January 22, 1999 from Parent to the Board of Directors of the Company.
(d)(1)   Parent's letter of March 15, 1999 to the Special Committee.